Exhibit 3.4

Certificate of Amendment
of
THIRD AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
Elk creek resources corp.

ELK CREEK RESOURCES CORP., a corporation organized and existing under the laws of the state of Delaware (the “Corporation”) hereby certifies that:

1. A resolution was duly adopted by the board of directors of the Corporation (the “Board”) pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth an amendment to the Third Amended and Restated Certificate of Incorporation of the Corporation declaring said amendment to be advisable. The stockholders of the Corporation duly approved said proposed amendment in accordance with Section 242 of the General Corporation Law of the State of Delaware. The resolution setting forth the amendment is as follows:

RESOLVED, that Section 4.1 of the Third Amended and Restated Certificate of Incorporation of the Corporation be and hereby is amended and restated in its entirety to read as follows:

“Section 4.1 Authorized Capital Stock. The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation is authorized to issue is (a) 450,000,000 shares of common stock (the “Common Stock”), including (i) 350,000,000 shares of Class A Common Stock (the “Class A Common Stock”), and (ii) 100,000,000 shares of Class B Common Stock (the “Class B Common Stock”) and (b) 100,000,000 shares of preferred stock (the “Preferred Stock”).

(a) Reverse Stock Split.

(i) Effective as of 10:30 a.m. Eastern Time on March 17, 2023 (the “Effective Time”), without any further action on the part of any stockholders of the Corporation, a reverse stock split of the Corporation’s outstanding Common Stock whereby each ten shares of Common Stock then outstanding and held of record by each stockholder of the Corporation immediately prior to the Effective Time, shall be, at the Effective Time, automatically reconstituted and exchanged, and thereupon represent one validly issued, fully paid and nonassessable share of Common Stock of the Corporation. (the “Reverse Stock Split”);

(ii) Notwithstanding the immediately preceding clause (i) above, no fractional share of Common Stock will be issued pursuant to the Reverse Stock Split. In the event that a stockholder would otherwise be entitled to a fractional share of Common Stock, the number of shares of Common Stock issued to such stockholder shall, without any additional compensation, be rounded down to the nearest whole share of Common Stock.”

2. This Certificate of Amendment of Third Amended and Restated Certificate of Incorporation shall become effective at the time it is filed with the Delaware Secretary of State.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by a duly authorized officer this 17th day of March 2023.

Elk creek resources corp.

/s/ Neal Shah
Name:	Neal Shah
Title:	Treasurer and Secretary